June 24, 2011
Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE: Time Warner Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2010
File No. 001-15062
Dear Mr. Shenk:
Set forth below are Time Warner Inc.’s (“Time Warner” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter (the “Comment Letter”) dated June 9, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”). The responses are numbered to correspond to the comments set forth in the Comment Letter.
Management’s Discussion and Analysis, page 39
Results of Operations, page 44
2010 vs. 2009, page 46
Business Segment Results, page 49
Comment No. 1: Refer to your response to our prior comment 1. To clarify, we believe you should quantify all factors that are cited in explanation of a variance. Using the Networks segment as an example, following are samples of where you cited multiple factors without quantification:
1.	The consolidation of HBO CE, growth and favorable impact of foreign exchange rates are cited for the increase in international subscription revenues.

2.	Strong domestic demand as well as yield management at Turner, partially offset by the impact of lower audience delivery at Turner’s domestic news networks are cited for the increase in advertising revenues.

3.	Home Box Office’s original programming included licensing and home video sales of “The Pacific” and domestic basic cable television sale of “Entourage,” and higher international licensing revenues at Turner for the increase in content revenues.

4.	Higher original programming and sports programming costs and increased programming costs due to international growth and expansion for the increase in costs of revenues.

5.	Higher marketing expenses, increased costs associated with acquisitions and merit-based increases in compensation for the increase in selling, general and administrative.
Quantification of all factors cited will give investors a better context of the relative contribution of each to the reported variance. Please take this into consideration in analyzing your results.
Response No. 1: In future filings with the SEC, the Company will provide quantitative information in explaining year-over-year variances in its results of operations to the extent such information is material to investors’ understanding of business trends and such information is reasonably available. In this regard, the Company will provide additional tables and charts, where appropriate, to quantify the material changes in its results of operations. The Company believes such approach is consistent with the guidance in section 501.12.B.3 “Overall Approach to Management’s Discussion and Analysis” of the Codification of the Financial Reporting Releases, which notes that “quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available.”
Comment No. 2: Refer to prior comment 4. We appreciate that you have a large quantity of titles that contribute to your revenues under varied arrangements and terms. The key, we believe, is the significance you attribute to the titles cited in analyzing your revenues. Based on your current disclosure, it is not clear the information that is to be conveyed by the titles of releases you cited without further context. In this regard, we continue to believe that you should give further consideration to providing some context of the relative contribution to the results of each period by titles cited in a manner that would be beneficial to readers. We believe providing context in terms of the factors cited in the last sentence of our prior comment or other aspects that you deem relevant, including timing of releases in comparable periods, the comparative number of new or available releases, and the initial and continued popularity of high revenue generating releases in each period, would be useful without seemingly adding extraneous detail. Please advise.
Response No. 2: In future filings, the Company will enhance its disclosures based on the Staff’s guidance noted above and look for ways to provide more context about those titles that materially contribute to the year-over-year variances in the Networks and Filmed Entertainment segments’ content revenues.
Networks, page 49
Comment No. 3: Refer to prior comment 6. We believe disclosure consistent with your response would be useful information, with emphasis on why costs associated with the NCAA arrangement are expected to (or in fact did in the first quarter of 2011) exceed related revenues in explanation of the expected (or actual for the first quarter of 2011) net negative impact on operating income in the first quarter of 2011. Additionally, please tell us and disclose whether a net negative impact on operating income from this arrangement is expected to continue over the term of the arrangement, or if it is expected to become profitable, when you expect this to occur.
Given your disclosure in the Form 10-K, it appears that disclosure of the actual net effect of this arrangement in the Form 10-Q for March 31, 2011 would be appropriate. However, we did not identify such disclosure. Please advise.
Response No. 3: The advertising revenue generated by the Company from airing the NCAA Division I Men’s Basketball Championship events (“NCAA Tournament”) is less than the Company’s costs of such programming. However, in addition to and separate from this advertising revenue, Turner’s TNT, TBS and truTV networks that aired the NCAA Tournament (the “Turner Networks”) also generate significant subscription revenues from providing programming to affiliates (e.g., Comcast, Verizon, DirecTV). In order to maintain and increase such subscription revenues, the Turner Networks must continually acquire content to refresh its package of programming so that such programming continues to be appealing to consumers (and thus affiliates). The Company’s decision to secure the rights to air the NCAA Tournament was driven in part by the Company’s belief that such programming, along with other programming, has great appeal to consumers and thus will help enable the Turner Networks to obtain higher subscription revenues from affiliates as agreements with distributors are renewed. In addition, the Company expects to generate positive incremental profits from the NCAA Tournament arrangement based on the combination of advertising revenues and anticipated affiliate fees.
The Company did not believe it was meaningful to quantify in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 a negative margin that would have resulted from applying a basis that only included the advertising revenues associated with the NCAA Tournament because the Company believes that the amount of advertising revenue does not represent the full economics of the programming to the Company since it does not consider the subscription revenues earned in the period.
Notes to Consolidated Financial Statements, page 77
Note 16: Commitment and Contingencies, page 121
Contingencies, page 124
Comment No. 4: Refer to prior comment 7. It appears to us that disclosure consistent with the uncertainties indicated in your response for each identified matter, to the extent incremental to that already disclosed, will clarify your statement that you are unable to reasonably estimate the associated possible loss or range of loss for each of the matters indicated. An overall statement as to your conclusion is acceptable so long as sufficient information consistent with this conclusion is disclosed for each matter and the conclusion is directed to each matter that has been disclosed. Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.
Response No. 4: The Company notes the Staff’s guidance above and in future filings will disclose in more detail the factors that cause the Company to be unable to make an estimate and whenever possible will endeavor to make an estimate of the possible range of loss of its various legal cases. The Company anticipates that it will have a draft of its contingencies disclosure for the quarter ended June 30, 2011 by mid-July and will provide such draft to the Staff for review prior to the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.
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Pursuant to the Comment Letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its 2010 Form 10-K;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the 2010 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let us know if you have any questions.

/s/ Pascal Desroches Pascal Desroches Senior Vice President and Controller Time Warner Inc. (212) 484-6680	/s/ Allan Cohen Allan Cohen Vice President and Assistant Controller Time Warner Inc. (212) 484-8112